-FOR IMMEDIATE RELEASE-

Elron Announces Investment of approximately $6.7 million in Jordan Valley Applied
Radiation Ltd.

Tel Aviv, August 10, 2004—Elron Electronic Industries Ltd. (NASDAQ:ELRN) announced today that it has signed a definitive agreement to invest approximately $6.7 million in Jordan Valley Applied Radiation Ltd. (“Jordan Valley”), an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semi-conductor industry. Jordan Valley is 57% owned (indirectly) by Clal Industries and Investments Ltd. (“Clal”), an approximately 64% held subsidiary of IDB Development Corporation Ltd. (“IDBD”). IDBD also owns approximately 65% of Elron's parent company, Discount Investment Corporation Ltd. (“DIC”). Clal, IDBD, and DIC are publicly traded on the Tel Aviv Stock Exchange.

Following the investment, Elron will initially hold a 25% ownership interest of Jordan Valley, on a fully diluted basis, subject to adjustment based on Jordan Valley's future performance. The investment is subject to regulatory and other approvals including the approval of the shareholders of Elron and Clal.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact: Tal Raz Elron Electronic Industries Ltd. Tel: 972-3-607-5555 raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.